# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VNET Group, Inc., CIK 0001508475
CUSIP: G91458102
Title of class of securities: Class A Ordinary Shares, Par Value US$0.00001 Per Share
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang Dist, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 09/21/2026
Filed by CIK 0002150447
Persons authorized to receive notices and communications: Lawrence Xia, Suite 2301-04, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong (K3), 0000, 852 9736 7520

## Reporting persons
- PJ Millennium Limited Partnership (CIK 0002150447): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: bank loan (BK), affiliate funds (AF), other (OO); sole voting power 0; shared voting power 650,424,192; sole dispositive power 0; shared dispositive power 650,424,192; aggregate amount beneficially owned 650,424,192 (38.1% of the class)
  Comment: (1) Representing 650,424,192 Class A Ordinary Shares of VNET Group, Inc. (the "Issuer"), par value US$0.00001 per share ("Class A Ordinary Shares"), held in the aggregate by PJ Millennium I Limited and PJ Millennium II Limited. Each of PJ Millennium I Limited and PJ Millennium II Limited is a wholly owned subsidiary of PJ Millennium Limited Partnership, which may be deemed to beneficially own the shares held by PJ Millennium I Limited and PJ Millennium II Limited.
  
  (2) Calculation based on 1,708,970,760 Ordinary Shares issued and outstanding as of June 30, 2026 as a single class, comprising (a) 1,678,189,037 Class A Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii) Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share ("Class B Ordinary Shares"), issued and outstanding, (c) 60,000 Class C Ordinary Shares of the Issuer, par value US$0.00001 per share ("Class C Ordinary Shares"), issued and outstanding, and (d) no Class D Ordinary Shares, par value US$0.00001 per share ("Class D Ordinary Shares" and together with Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares, "Ordinary Shares"), issued and outstanding. Each Class B Ordinary Share or Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
- PJ Millennium I Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 325,212,096; shared voting power 0; sole dispositive power 325,212,096; shared dispositive power 0; aggregate amount beneficially owned 325,212,096 (19% of the class)
  Comment: (1) Representing 325,212,096 Class A Ordinary Shares held by PJ Millennium I Limited.
  
  (2) Calculation based on 1,708,970,760 Ordinary Shares issued and outstanding as of June 30, 2026 as a single class, comprising (a) 1,678,189,037 Class A Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii) Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, (c) 60,000 Class C Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, and (d) no Class D Ordinary Shares, par value US$0.00001 per share, issued and outstanding. Each Class B Ordinary Share or Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
- PJ Millennium II Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 325,212,096; shared voting power 0; sole dispositive power 325,212,096; shared dispositive power 0; aggregate amount beneficially owned 325,212,096 (19% of the class)
  Comment: (1) Representing 325,212,096 Class A Ordinary Shares held by PJ Millennium II Limited.
  
  (2) Calculation based on 1,708,970,760 Ordinary Shares issued and outstanding as of June 30, 2026 as a single class, comprising (a) 1,678,189,037 Class A Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii) Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, (c) 60,000 Class C Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, and (d) no Class D Ordinary Shares, par value US$0.00001 per share, issued and outstanding. Each Class B Ordinary Share or Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
- Lochpine BG I GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 650,424,192; sole dispositive power 0; shared dispositive power 650,424,192; aggregate amount beneficially owned 650,424,192 (38.1% of the class)
  Comment: (1) Representing 650,424,192 Class A Ordinary Shares held in the aggregate by PJ Millennium I Limited and PJ Millennium II Limited. Each of PJ Millennium I Limited and PJ Millennium II Limited is a wholly owned subsidiary of PJ Millennium Limited Partnership, the general partner of which is Lochpine BG I GP Limited. Lochpine BG I GP Limited may be deemed to beneficially own the shares held by PJ Millennium I Limited and PJ Millennium II Limited.
  
  (2) Calculation based on 1,708,970,760 Ordinary Shares issued and outstanding as of June 30, 2026 as a single class, comprising (a) 1,678,189,037 Class A Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii) Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, (c) 60,000 Class C Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, and (d) no Class D Ordinary Shares, par value US$0.00001 per share, issued and outstanding. Each Class B Ordinary Share or Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
- Lochpine Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 650,424,192; sole dispositive power 0; shared dispositive power 650,424,192; aggregate amount beneficially owned 650,424,192 (38.1% of the class)
  Comment: (1) Representing 650,424,192 Class A Ordinary Shares held in the aggregate by PJ Millennium I Limited and PJ Millennium II Limited. Each of PJ Millennium I Limited and PJ Millennium II Limited is a wholly owned subsidiary of PJ Millennium Limited Partnership, the general partner of which is Lochpine BG I GP Limited. Lochpine BG I GP Limited is a wholly owned subsidiary of Lochpine Capital Limited, which may be deemed to beneficially own the shares held by PJ Millennium I Limited and PJ Millennium II Limited.
  
  (2) Calculation based on 1,708,970,760 Ordinary Shares issued and outstanding as of June 30, 2026 as a single class, comprising (a) 1,678,189,037 Class A Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii) Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, (c) 60,000 Class C Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, and (d) no Class D Ordinary Shares, par value US$0.00001 per share, issued and outstanding. Each Class B Ordinary Share or Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Par Value US$0.00001 Per Share
Name of issuer: VNET Group, Inc.
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang Dist, Beijing, China (F4), 100016
Comment:
This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") is being filed by the Reporting Persons pursuant to Rule 13d-2(a) under the Act, with respect to Class A Ordinary Shares of the Issuer, to amend and supplement the Schedule 13D (the "Schedule 13D") originally filed by the Reporting Persons on August 28, 2026. Capitalized terms shall have the same meanings given to such terms in the Schedule 13D, unless otherwise defined herein.

The Issuer's ADSs, each representing six Class A Ordinary Shares, are listed on the Nasdaq Global Select Market under the symbol "VNET."

## Item 2. Identity and Background
Name of person filing: There is no update or amendment to this Item 2(a).
Residence or business address: There is no update or amendment to this Item 2(b).
Present principal occupation or employment: There is no update or amendment to this Item 2(c).
Criminal convictions in the last five years: There is no update or amendment to this Item 2(d).
Civil proceedings (securities laws) in the last five years: There is no update or amendment to this Item 2(e).
Citizenship: There is no update or amendment to this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is further supplemented by the following.

On September 21, 2026, the sale and purchase of all 455,296,932 Seller A Shares was consummated (the "Seller A Shares Closing"), pursuant to which Seller A sold, and Purchaser A and Purchaser B each acquired, 227,648,466 Class A Ordinary Shares. The aggregate consideration allocated to the Seller A Shares Closing under the Share Purchase Agreement was US$659,527,963. Pursuant to the Share Purchase Agreement, US$197,858,389 of the deposit previously paid by the Purchasers was treated as part of the consideration payable at the Seller A Shares Closing, and the balance of US$461,669,574 was paid to Seller A at the Seller A Shares Closing.

The funds used by each Purchaser to acquire the Seller A Shares were provided by PJ Millennium Limited Partnership primarily through capital contributions by its limited partners and bank borrowings.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is further supplemented by the following.

On September 21, 2026, the Seller A Shares Closing was consummated. As a result, the Purchasers completed the acquisition of all 650,424,192 Sale Shares contemplated by the Share Purchase Agreement. Upon the Seller A Shares Closing, the Investor Rights Agreement and the Voting and Consortium Agreement became effective in accordance with their respective terms (other than certain provisions thereof that became effective on May 13, 2026), and the voting term (the "Voting Term") under the Voting and Consortium Agreement commenced.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Items 2, 3, 4 and 6, and rows (7) through (13) of the cover pages of this statement are incorporated herein by reference in their entirety in this Item 5.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses to Items 2, 3, 4 and 6, and rows (7) through (13) of the cover pages of this statement are incorporated herein by reference in their entirety in this Item 5.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Except as disclosed in the Schedule 13D and this Amendment No. 1, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment No. 1, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is further supplemented by the following.

Share Purchase Agreement. Following the Seller A Shares Closing on September 21, 2026, the purchase and sale of all Sale Shares contemplated by the Share Purchase Agreement has been consummated.

Investor Rights Agreement. The Investor Rights Agreement became effective upon the consummation of Seller A Shares Closing on September 21, 2026, other than certain provisions that became effective on May 13, 2026, in accordance with its terms.

Voting and Consortium Agreement. The Voting and Consortium Agreement became effective upon the consummation of Seller A Shares Closing on September 21, 2026, other than certain provisions that became effective on May 13, 2026, in accordance with its terms. Pursuant to the Voting and Consortium Agreement, during the Voting Term, the Purchasers are required, with respect to an aggregate of fifty percent (50%) of (1) the Class A Ordinary Shares held by the Purchasers as of the date of the Seller A Shares Closing minus (2) the Founder Indirect Shares (such aggregate number, the "Relevant Shares"), to vote in accordance with written voting instructions provided by the Founder Parties, subject to the terms and exceptions set forth therein. "Founder Indirect Shares" means the equity securities of the Issuer owned by the Purchasers and represented on a proportionate basis by limited partnership or equivalent interests in PJ Millennium Limited Partnership subscribed for by the Founder Parties or their designees pursuant to the Voting and Consortium Agreement. The Voting Term initially commenced on the date of the Seller A Shares Closing and will expire on the second anniversary of the date of the Seller A Shares Closing, subject to earlier termination in accordance with the terms of the Voting and Consortium Agreement. The Voting Term may be extended by mutual agreement between the Founder Parties and the Purchasers in accordance with the Voting and Consortium Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: There is no update or amendment to this Item 7.

## Signatures
- PJ Millennium Limited Partnership: /s/ XIA Tianqing, XIA Tianqing/Authorized Signatory (09/23/2026)
- PJ Millennium I Limited: /s/ XIA Tianqing, XIA Tianqing/Director (09/23/2026)
- PJ Millennium II Limited: /s/ XIA Tianqing, XIA Tianqing/Director (09/23/2026)
- Lochpine BG I GP Limited: /s/ XIA Tianqing, XIA Tianqing/Director (09/23/2026)
- Lochpine Capital Limited: /s/ WANG, Hongbo, WANG, Hongbo/Director (09/23/2026)